EXHIBIT 12

FORTUNE BRANDS, INC. AND SUBSIDIARIES

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in millions)

	Years Ended December 31,					Six Months Ended June 30, 2004
	1999	2000	2001	2002	2003
Earnings available:
Income (loss) from continuing operations before income taxes, minority interests and extraordinary items	$(725.2)	$44.0	$491.9	$756.2	$884.5	$508.6

Less: Excess of earnings over dividends of less than fifty percent owned companies	0.2	0.2	—	—	0.7	(0.2)
Capitalized interest	4.1	0.6	0.1	0.3	0.1	—

	$(720.9)	$43.2	$491.8	$755.9	$883.7	$508.8

Fixed Charges:
Interest expense (including capitalized interest) and amortization of debt discount and expenses	$113.9	$135.6	$100.5	$76.9	$73.8	$44.7
Portion of rentals representative of an interest factor	19.0	18.0	17.0	17.5	18.6	9.1

Total Fixed Charges	132.9	153.6	117.5	94.4	92.4	53.8

Total Earnings Available	$(588.0)	$196.8	$609.3	$850.3	$976.1	$562.6

Ratio of Earnings to Fixed Charges	(A )	1.28	5.19	9.01	10.56	10.46

(A)	As a result of the loss reported for the year ended December 31, 1999, the Company was unable to cover the fixed charges as indicated.

Included in earnings in 1999 was a second quarter goodwill write-down of $1,126 million. If this write-down was excluded from earnings, the ratio of earnings to fixed charges for the year ended December 31, 1999 would have been 4.05.